Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kapena Spirits Co.
7260 W. Azure Dr
Las Vegas, NV 89130
https://www.kapenatequila.com/

Up to $1,235,000.00 in Common Stock at $1.25
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kapena Spirits Co.
Address: 7260 W. Azure Dr, Las Vegas, NV 89130
State of Incorporation: DE
Date Incorporated: December 18, 2014

Terms:

Equity

Offering Minimum: $20,000.00 | 16,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 988,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $500.00

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus:</u> Loyal customers of Kapena Tequila will receive a 10 % bonus shares.

<u>Time-Based Perks</u>

Early Bird 1:Invest $500+ within the first 3 weeks and receive 5 % bonus shares

Early Bird 2: Invest $1,000+ within the first 3 weeks and receive 8 % bonus shares

Early Bird 3: Invest $5,000+ within the first 3 weeks and receive 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 3 weeks and receive 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 3 weeks and receive 18% bonus shares

Early Bird 6: Invest $50,000+ within the first 3 weeks and receive 20% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares

Flash Perk 3: Invest $900+ between days 129-136 and receive 6% bonus shares

Flash Perk 4: Invest $900+ between days 66 - 72 and receive 7% bonus shares

Flash Perk 5: Invest $1250+ between days 154-161 and receive 5% bonus shares

Amount-Based Perks

Canoe Paddler : Invest $500+ 5% bonus shares

Outrigger Steersman: Invest $1,000 and receive Kapena Hat (custom-designed, limited release), 8% bonus shares

Island Voyager: Invest $5,000 and receive Kapena Silver Tequila Virtual Tasting Party with Kapena's founder — share a pour, hear the story, and toast together + 10% bonus shares

Ocean Navigator: Invest $10,000 and receive Kapena ʻOhana Pack (3 bottles: Li Hing Infused, Hawaiian Chili Infused Reposado, Kapena Silver), access to private new flavor innovation strategy session with founder + 12% bonus shares.

Kapena (Captain): Invest $25,000 and receive Private Kapena Tasting and Sunset Golf Cart Tour experience with the founder and two night stay at a resort hotel** + 15% bonus shares

Master Wayfinder: Invest $50,000 and receive an invite to an Exclusive Kapena Experience: private Kapena canoe beach day, dinner with the founder and two night stay at a resort hotel** + 18% bonus shares

**Travel/airfare to HI not included

**These perks are designed to enhance the investor experience, connecting them more deeply with the Kapena Tequila brand, while remaining compliant with TTB regulations and other legal constraints related to alcohol sales and distribution.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kapena Spirits Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Kapena Spirits Co. ("Kapena Tequila" or the "Company") is a premium spirits brand rooted in Hawaiian heritage and inspired by cultural fusion. The Company sources 100% Blue Weber Agave from the Los Altos (Highlands) region of Jalisco, Mexico—known for its rich soil and slowly matured agave plants aged 8–10 years in response to cooler Highland nights. Expert distillers follow traditional methods, carefully separating the heads and tails from the "heart" to produce a smooth, ultra-pure tequila. Infused varieties like Kapena Li Hing and Kapena Hawaiian Chili pay tribute to Hawaii sourced ingredients—li hing mui and native chili peppers—and the bottles themselves are individually hand-forged glass pieces, complete with unique artisan imperfections.

Corporate History

Kapena Spirits Co. was initially organized as Goto Imports LLC, a Nevada limited liability company, on December 18, 2014. On August 21, 2025, Kapena Spirits Co., a Delaware corporation, was incorporated, and on August 27, 2025, all membership interests of Goto Imports LLC were exchanged for shares of Kapena Spirits Co. Today, Kapena Spirits Co. is the parent company and sole member of Goto Imports LLC (Nevada) and Kapena Tequila LLC (Hawaii), which hold and license the Company's intellectual property and operate the Company's business.

The Company's Intellectual Property ("IP")

The Company has received the rights to use and own certain trademarks assigned to Kapena Tequila LLC, including U.S. Trademark Serial No. 86936098 (Logo), U.S. Trademark Serial No. 88200506 ("Viva Aloha"), and U.S. Trademark Serial No. 86338158 ("Kapena"), all filed with the United States Patent and Trademark Office. In addition to these marks, the Company has acquired other intellectual property through the August 27, 2025 Intellectual Property Assignment, including domain names, social media accounts, trade secrets, know-how, software, and source code. These assets are controlled through wholly owned subsidiaries and licensed for use in the Company's alcoholic beverage business.

Competitors and Industry

Kapena Tequila operates within the growing premium tequila category, a sector noted for its artisanal expressions that emphasize authenticity and quality. Unlike some larger producers that may use shortcuts to improve cost efficiency, Kapena employs traditional tequila production methods without shortcuts, aligning with the rising consumer demand for craft agave spirits. Its distinct fusion of Hawaiian-sourced flavors and highland agave the Company believes positions the brand uniquely in the flavored and crafted tequila market, differentiating it from mass-market tequilas and other regional infusions.

Current Stage and Roadmap

Kapena Tequila currently offers a portfolio of award-winning products, including a 93-point-rated Kapena Silver, a Li Hing-infused tequila, and a Hawaiian Chili-infused reposado—all available individually or as part of an "ʻOhana Pack" bundle. The brand ships directly to consumers across multiple U.S. states and supports purchase discovery via a store locator. Looking forward, Kapena believes it's poised to build on its Aloha-inspired innovation, artisan presentation, and direct-to-consumer distribution, continuing to deepen its market presence within the premium and infused tequila space.

The Team

Officers and Directors

Name: Michael Goto

Michael Goto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member, Controller
  Dates of Service: January, 2016 - Present
  Responsibilities: Leads Kapena Tequila's vision and growth, with experience in brand building, supply chain management, distribution, and sales & marketing. Michael works part-time in these roles with Kapena Spirits.

Other business experience in the past three years:

- Employer: Matson Navigation
  Title: Director
  Dates of Service: February, 2020 - Present
  Responsibilities: Oversight of process within container network operations including port operations, equipment, fleet operations, and refrigerated cargo operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any

significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are an early stage company
Kapena Spirits Co.'s predecessor, Goto Imports LLC, was formed on 12/18/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kapena Tequila has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

The Chief Executive Officer currently splits time between Kapena Spirits and another company
The CEO of Kapena Spirits Co. (Michael Goto) currently splits his time between serving part-time as Chief Executive Officer of Kapena Spirits and working full-time at Matson Navigation. Although Michael intends to increase his commitment to Kapena Spirits as the company grows and raises additional capital, the exact number of hours he devotes to Kapena may vary over time depending on the company's needs and resources. At Matson, Michael's duties involve evaluating operational processes, leading or coordinating efficiency and cost-improvement projects, and shipments to ensure quality standards. While he is involved in every aspect of decision-making at Kapena Spirits, his full-time obligations at Matson mean that day-to-day management of Kapena may be impacted. As a result, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Goto	5,600,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 988,000 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 5,600,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do to the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,600,000
  Use of proceeds: Exchange for membership interest in Goto Imports LLC in corporate reorganization
  Date: August 27, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $401,514 compared to $529,992 in fiscal year 2024.

2024 revenues increased by 32% due to strong sales growth in Hawaii and California.

Cost of Sales

Cost of Sales for fiscal year 2023 was $242,554 compared to $307,686 in fiscal year 2024.

Cost of Sales increased YOY from 2023 to 2024 due to increased revenue. Cost of Sales as a percentage of revenue declined from 60.4% in 2023 to 58.1% in 2024 due to an improved freight and delivery strategy.

Gross Margins

Gross margins for fiscal year 2023 were $158,960 compared to $222,306 in fiscal year 2024.

Gross margins increased from 34.5% in 2023 to 42% in 2024 in part due to improvements in supply chain management and supplier relationship management.

Expenses

Expenses for fiscal year 2023 were $151,807 compared to $237,588 in fiscal year 2024.

Expenses increased from 2023 to 2024 to support revenue growth. Increased expenses focused on Advertising, Marketing, and Sales efforts.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our ongoing revenue expansion strategy. Past cash was primarily generated through sales of product. Our goal is to increase revenue while maintaining strong margins.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 16, 2025, the Company has capital resources available in the form of $83,132 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We do not believe the funds of this campaign are critical to our company operations. We have demonstrated strong revenue growth, healthy gross profit margins, and have done so with no debt. Cash on hand plus product inventory leads the company to believe it can continue operations for the foreseeable future. Funds from this Regulation Crowdfunding campaign will allow us to grow the business and further improve financial resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, less than 20% will be made up of funds raised from the crowdfunding campaign, if it raises its minimum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company's operations to remain a going concern for the foreseeable future. We have strong recurring revenue and minimal fixed costs with the company purposely utilizing variable cost components rather than investing in capital intensive processes requiring plant and equipment. Furthermore, we currently have no outstanding debt to service or repay.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate as a going concern for the foreseeable future. Our funding goal is intended to allow us to grow the business and is not primarily intended to fund critical business operations. We have strong recurring revenue and minimal fixed costs, with the Company purposely utilizing variable cost components rather than investing in capital intensive processes requiring plant and equipment. Furthermore, we currently have no outstanding debt to service or repay.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Product Development & Innovation
  92.5%
  R&D for new SKUs, premium line extensions, packaging.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing & Brand Awareness
  22.5%
  Paid media, influencer activations, tastings/events.

- Sales & Distribution Expansion
  25.0%
  Securing new retail/distributor partnerships, compliance costs, sales team support.

- Product Development & Innovation
  20.0%
  R&D for new SKUs, premium line extensions, packaging.

- Inventory & Production (Working Capital)
  25.0%
  Scaling production runs, agave/barrels/glass, fulfillment, G&A

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.kapenatequila.com/ (https://www.kapenatequila.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kapena-tequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Kapena Spirits Co.

[See attached]

KAPENA
TEQUILA

Kapena Spirits Co.
(the "Company")
A Delaware Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to August 21, 2025

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kapena Spirits Co., Management

We have reviewed the accompanying financial statements of Kapena Spirits Co. (the Company) which comprise the balance sheets as of August 21, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
GoTo Imports LLC, d/b/a Kapena Tequila, was organized in the State of Nevada on December 14, 2014. GoTo Imports LLC will continue its operations as the operating subsidiary of Kapena Spirits Co.

RNB Capital LLC

Tamarac, FL
September 3, 2025

KAPENA SPIRITS CO.
BALANCE SHEET

AS OF AUGUST 21,		2025
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	12,500
Total Current Liabilities	$	12,500
TOTAL LIABILITIES		12,500
EQUITY		
Common Stock	$	-
Additional Paid-in Capital		-
Retained Earnings (Deficit)		(12,500)
TOTAL EQUITY	$	(12,500)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

KAPENA SPIRITS CO.
STATEMENT OF OPERATIONS

INCEPTION - AUGUST 21,		2025
Operating Expenses		
General and Administrative Expenses		12,500
Total Operating Expenses		**12,500**
Total Loss from Operations	$	**(12,500)**
Other Income (Expense)		-
Net Income (Loss)	**$**	**(12,500)**

See Accompanying Notes to these Unaudited Financial Statements

KAPENA SPIRITS CO.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Issuance of Common Stock	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(12,500)	(12,500)
Ending balance at 08/21/2025	-	-	-	(12,500)	(12,500)

See Accompanying Notes to these Unaudited Financial Statements

KAPENA SPIRITS CO.
STATEMENT OF CASH FLOWS

INCEPTION - AUGUST 21,		2025
OPERATING ACTIVITIES		
Net Loss	$	(12,500)
Accounts Payable		12,500
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		12,500
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Kapena Spirits Co. was incorporated in Delaware on August 21, 2025. The Company owns the Kapena brand and associated trademarks, and imports and distributes premium tequila produced in Mexico for sale in the United States. Its products are distributed to licensed wholesalers in Hawaii, which is its primary market, as well as in Nevada, California, and Washington, and to the Oregon State Liquor Commission (OLCC).

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31 . The Company does not hold any interests in variable interest entities. GoTo Imports LLC (doing business as Kapena Tequila), which was organized in the State of Nevada on December 14, 2014 will continue to operate as a subsidiary, and Kapena Tequilla LLC, formed in the State of Hawaii on August 21, 2025, will operate as a subsidiary as well.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of August 21, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling tequila products exclusively to distributors. The Company's primary performance obligation is to deliver consumable goods to customers in accordance with agreed upon contractual terms.

Revenue is recognized upon delivery, when control of the product transfers to the customer. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses of the Company include incorporation fees incurred in connection with the Company's formation.

Income Taxes

The Company was incorporated on August 21, 2025 and had no operations, taxable income, or filing requirements during the period ended August 21, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of August 21, 2025, the Company had no outstanding loans, notes payable, or other forms of indebtedness. It had not entered into any credit arrangements, financing agreements, or other borrowing transactions outside the ordinary course of business. In addition, the Company had no trade payables outstanding as of that date.

NOTE 6 – EQUITY

As of August 21, 2025, the Company had authorized 7,000,000 shares of common stock with a par value of $0.0001 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 21, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2025, the date these financial statements were available to be issued.

On August 27, 2025, the Company issued 5,600,000 of common shares to Michael Goto for their membership interest in GoTo Imports LLC.

KAPENA
TEQUILA

Goto Imports LLC (the “Company”)
a Nevada Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Goto Imports LLC, Management

We have reviewed the accompanying financial statements of Goto Imports LLC dba Kapena Tequila (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Successor Entity:
Kapena Spirits Co. was incorporated in Delaware on August 21, 2025, to serve as the designated fundraising and parent entity. Upon formation, Kapena Spirits Co. became the parent of GoTo Imports LLC, which will continue its business activities as an operating subsidiary.

RNB Capital LLC

Tamarac, FL
September 3, 2025

GOTO IMPORTS LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	24,160	14,547
Accounts Receivable		71,589	41,264
Inventory		102,129	92,829
Total Current Assets		197,878	148,641
TOTAL ASSETS	$	197,878	148,641
LIABILITIES AND EQUITY			
TOTAL LIABILITIES		-	-
EQUITY			
Member's Capital	$	198,500	133,500
Retained Earnings (Deficit)		(622)	15,141
TOTAL EQUITY	$	197,878	148,641
TOTAL LIABILITIES AND EQUITY	$	197,878	148,641

See Accompanying Notes to these Unaudited Financial Statements

GOTO IMPORTS LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	529,992	401,514
Cost of Goods Sold		(307,686)	(242,554)
Gross Profit	$	222,306	158,960
Operating Expenses			
Advertising and Marketing Expenses	$	84,953	43,922
General and Administrative Expenses		152,634	107,885
Total Operating Expenses		**237,588**	**151,807**
Total Loss from Operations	$	**(15,281)**	**7,153**
Other Income (Expense)			
Other Expense	$	(481)	-
Total Other Income (Expense)		**(481)**	**-**
Net Income (Loss)	**$**	**(15,763)**	**7,153**

See Accompanying Notes to these Unaudited Financial Statements

GOTO IMPORTS LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	-	133,500	7,988	141,488
Net income (loss)	-	-	7,153	7,153
Ending balance at 12/31/23	-	133,500	15,141	148,641
Contribution	-	65,000	-	65,000
Net income (loss)	-	-	(15,763)	(15,763)
Ending balance at 12/31/24	-	198,500	(622)	197,878

See Accompanying Notes to these Unaudited Financial Statements

GOTO IMPORTS LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Income (Loss)	$	(15,763)	7,153
Adjustments to reconcile Net Income to Net Cash provided by operations:			
(Increase) Decrease in:			
Accounts Receivable		(30,325)	(38,006)
Inventory		(9,300)	33,171
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(39,625)	(4,835)
Net Cash provided by (used in) Operating Activities	$	(55,388)	2,318
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Member's Contribution		65,000	-
Net Cash provided by Financing Activities	$	65,000	-
Cash at the beginning of period		14,547	12,229
Net Cash increase (decrease) for period	$	9,612	2,318
Cash at end of period	$	24,160	14,547

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

GoTo Imports LLC ("the Company"), d/b/a Kapena Tequila, is a Nevada limited liability company formed on December 14, 2014. The Company owns the Kapena brand and associated trademarks, and imports and distributes premium tequila produced in Mexico for sale in the United States. Its products are distributed to licensed wholesalers in Hawaii, which is its primary market, as well as in Nevada, California, and Washington, and to the Oregon State Liquor Commission (OLCC).

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company's standard credit terms are 30 days. Credit risk is assessed individually for each customer, taking into account historical payment experience, current financial condition, prevailing industry trends, and, when available, external credit ratings. Management continuously reviews the creditworthiness of major customers.

As of December 31, 2024, accounts receivable from three customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Company regularly monitors concentrations of credit risk as part of its overall risk assessment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $24,160 and $14,547 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions. Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company's receivables are primarily from licensed distributors rather than direct retail customers. Credit terms are generally Net 15 for its primary Hawaii market and Net 30 for customers in other markets. As of December 31, 2024, accounts receivable from the following customers individually represented more than 10% of total accounts receivable.

Distributor	2024	2023
88 Spirits Corporation	18%	56%
American Northwest Distributors	18%	44%
Johnson Brothers of Hawaii	64%	-

The Company's total receivables are as follows:

Description	2024	2023
Trade Accounts Receivable	71,589	41,264
Less: Allowance for Doubtful Accounts	-	-
Totals	**71,589**	**41,264**

Allowance for Doubtful Accounts

Management has not set any allowance as of December 31, 2024 and 2023, since all outstanding accounts were considered collectible. Management continues to monitor credit risk regularly and will record an allowance if and when conditions warrant.

Inventory

Inventory consisted primarily of finished goods related to the Company's tequila products. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. Inventory balances were $102,129 and $92,829 as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling tequila products exclusively to distributors. The Company's primary performance obligation is to deliver consumable goods to customers in accordance with agreed upon contractual terms.

Revenue is recognized upon delivery, when control of the product transfers to the customer. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses of the Company primarily include day to day operating costs such as automobile expenses, dues and subscriptions, insurance, legal and professional fees, office expenses, rent, subcontractor services, supplies, tools, travel, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024, the Company had no outstanding loans, notes payable, or other forms of indebtedness. It had not entered into any credit arrangements, financing agreements, or other borrowing transactions outside the ordinary course of business. In addition, the Company had no trade payables outstanding as of that date.

NOTE 6 – EQUITY

As of December 31, 2024 and 2023, the Company's ownership interests were held by two individuals: Michael A. Goto, who owns 99% of the Company, and David R. Goto, who owns the remaining 1%. There are no other equity holders, and the Company has not issued any additional classes of equity interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2025, the date these financial statements were available to be issued.

On August 21, 2025, Kapena Spirits Co., a Delaware C-Corporation, was incorporated as the new parent company of the Company in preparation for its planned Regulation CF crowdfunding campaign.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Kapena Tequila

Where Hawaii Meets a $25B Global Tequila Market

Kapena Tequila is one of the world's few Li Hing Mui–infused tequilas, Hawaii-sourced ingredients with premium 100% Jalisco Agave Tequila.
Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



KAPENA
TEQUILA

$264,069.93 Raised

Get Equity
$1.25 Per Share

RAISED	INVESTORS
$264,069.93	173
MIN INVEST	**VALUATION**
$500	$7M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

REASONS TO INVEST

- **Award-Winning Craft Tequila:** Kapena expressions have medaled at global spirits competitions, reflecting quality that stands with industry leaders.
- **Cultural Story Meets Growth Market:** Bridging Polynesian heritage and tequila's $25B global market, which we believe positions us to scale retail and on-premise expansion.
- **First-of-its-Kind Flavor Innovation:** One of the world's few Li Hing Mui–infused tequilas, combining Hawaiian authenticity with Mexico's best agave traditions.

TEAM



Michael Goto • CEO, Board Member, Controller
Mike Goto brings a unique perspective to the beverage industry, leveraging over two decades of experience in the logistics, operations, and technology sectors of the supply chain industry. His background at Matson Navigation. as Director of Network Process and General Manager, as well as his time at APL as Sr. Manager of Marine Operations, has given him a strong foundation in manufacturing, process improvement, organizational efficiency, and supply chain management. Mike earned a BA in International Business, Computer Science, and Japanese Language from Linfield University and holds a certificate in Project Management from the University of Washington.
In addition to working part-time for Kapena Spirits, Mike Goto also works full-time as Director for Matson Navigation.

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Travis Watanabe • Brand, Commercial, & Cultural Advisor

Travis Watanabe serves as a brand and cultural advisor for Kapena Tequila, bringing a deep background in strategic brand building and athlete marketing from his extensive career at Red Bull. His experience is complemented by his strong cultural ties to Hawaii. Travis is a graduate of Kamehameha Schools and earned a Bachelor of Arts in Business Marketing from the University of Hawaii at Manoa. He further solidified his business acumen with an MBA in Organizational Management and Leadership from Pepperdine Graziadio Business School.

Travis's blend of high-level brand strategy and authentic cultural connection makes him an ideal advisor for Kapena Tequila, guiding its brand identity and community engagement.

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Sam Choy • Culinary and Cultural Advisor

Sam Choy is a renowned chef, restaurateur, and author widely recognized as a founder of Hawaiian Regional Cuisine and the "Godfather of Poke". He serves as the Culinary and Cultural Advisor for Kapena Tequila, bringing a deep understanding of authentic Hawaiian flavors and the Aloha spirit to the brand. Born and raised in Laie on the island of Oahu, Choy's connection to Hawaiian culture is profound. He is known as "Hawaii's culinary ambassador" and incorporates the aloha spirit into all of his work.

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Paige Alms • Brand Ambassador

Paige Alms, an accomplished professional big wave surfer and sustainable living advocate, serves as a Brand Ambassador for Kapena Tequila. Hailing from Maui, she is a world-renowned waterwoman whose fearless spirit and deep-rooted respect for the ocean perfectly align with the brand’s values. Known for her groundbreaking achievements in big wave surfing—including being the first woman to surf the infamous Jaws (Peʻahi) and a two-time Big Wave World Champion—Paige embodies dedication and a courageous spirit. Her commitment to ocean conservation and sustainable living reflects a conscious lifestyle that resonates with Kapena Tequila's own ethos. As a brand ambassador, Paige represents the adventurous spirit and environmental stewardship at the heart of the Kapena brand.

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Leon Mosher • Brand Ambassador

Leon Mosher, a lifelong waterman and figure in the Hawaiian paddling community, serves as the Brand Ambassador for Kapena Tequila. His deep connection to the ocean and the culture of outrigger canoeing embodies the spirit of the brand. As the helmsman of the Oahu-based Kapena Wa’a, Leon steers his Kapena-branded canoe with the same skill and dedication he brings to his role as brand ambassador. His passion extends beyond the canoe to include surfing and traveling, which allow him to explore new cultures and experiences. When he is not on the water, Leon enjoys and appreciates agave spirits, making him an authentic and natural fit to represent Kapena Tequila.

Read Less

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BLENDING
HERITAGE
FLAVOR
GROWTH

THE PITCH

A Spirit of Discovery: Blending Heritage, Flavor, and Growth

Kapena Tequila aims to redefine the premium spirits category with a distinctive fusion of tradition, culture, and innovation. Inspired by Hawaii's "aloha spirit" and crafted in Mexico's Highlands using 100% Blue Weber agave, Kapena represents authenticity and adventure in a bottle.

With authentic Hawaii inspired flavor infusions and growing retail traction, Kapena is not just a tequila—it's a cultural bridge, a lifestyle brand, and what the company believes is a premium experience ready to expand across the U.S. and beyond.


KAPENA
KAPENA
KAPENA
KAPENA SILVER
KAPENA LI HING INFUSED TEQUILA
KAPENA HAWAIIAN CHILI INFUSED

OUR SOLUTION

A **Spirit of Discovery:** Kapena Tequila draws inspiration from Polynesian voyaging traditions—uniting diverse cultures and flavors across oceans. The brand honors Hawaii's unique melting pot culture while pioneering innovation in tequila through unique infusions.

Product Line

- **Kapena Silver** – Pure, additive-free blanco tequila showcasing the agave's quality; Silver Medal, San Francisco World Spirits Competition .
- **Kapena Hawaiian Chili Infused** – Aged in American oak for nine months; infused with Hawaiian chili peppers for bold spice and fruit-forward balance; Gold Medal Tequila Aficionado.
- **Kapena Li Hing Mui Infused** – Our flagship tequila, infused with li hing mui, a salty-sweet dried plum that originated in Asia and has become an iconic Hawaii flavor—bridging cultures in every sip; Gold Medal, Las Vegas Spirits Awards.


HAWAII'S #1 SELLING
Li Hing
INFUSED TEQUILA
KAPENA

Cultural Authenticity: Kapena means "Captain" in Hawaiian, honoring the voyagers who explored the Pacific. Each bottle carries that legacy of exploration, unity, and celebration

THE MARKET & OUR TRACTION

The Global Tequila Boom

- The global tequila market is estimated at ~$25.7B in 2025 and projected to nearly $39.5B by 2030, growing at a 9% CAGR (source). Even conservative forecasts project nearly doubling by 2032 (source).


GLOBAL
Tequila Market
PROJECTED GROWTH
$60B


MARKET SIZE (USD)
$45B
$30B
$15B
$0
INDUSTRY FORECAST
2025
2026
2027
2028
2029
2030

(source)

Chart is based on third-party industry forecasts. Projections are uncertain and actual results may differ.

Premium & Craft Leading the Surge

- Within the **overall tequila category**, the premium segment is the fastest-growing, expanding at nearly a **10% CAGR (2025-2030)**. This growth reflects shifting consumer preferences for artisanal, additive-free, and authentic spirits (source).

Regional Expansion Opportunities

- North America is the largest tequila market today, but Asia-Pacific is the fastest-growing region, expected to expand at a **10.2% CAGR through 2030** (source). For Kapena, the opportunity goes beyond category growth: Hawaii is both a cultural and tourism bridge to Asia. Millions of Asian visitors experience Hawaii each year, where li hing mui and other Asian-inspired flavors are already woven into the food and drink culture. Kapena's infusion of li hing mui creates an immediate flavor connection for these consumers—making it far more likely to resonate with customers than traditional tequilas when expanding into Asia-Pacific markets.


ASIA PACIFIC
Tequila Market
PROEJECTED GROWTH
$4B
$3B
$2B
$1B
$0
MARKET SIZE (USD)
2025
2026
2027
2028
2029
2030

(source)

Chart is based on third-party industry forecasts. Projections are uncertain and actual results may differ.

Kapena's Traction

- Retail success already in Hawaii, California, Nevada, Oregon, and Washington.
- On-premise wins with top hospitality accounts in Hawaii & Nevada.
- One of the world's few Li Hing Mui–infused tequila—true white space in a growing category.


FROM THE PACIFIC TO THE WORLD:
A TEQUILA VOYAGE
Like no other
KAPENA
TEQUILA
KAPENA

WHY INVEST

Join the Voyage: Bringing Aloha to the Tequila Market

Kapena Tequila is more than a spirit—it's a cultural bridge between Hawaii and Mexico, celebrated in every pour. With proven retail traction, international awards, and a unique flavor innovation unmatched in the industry, Kapena believes it's positioned to scale in the growing global tequila market.

Path to Strategic Value

The premium tequila category continues to see strong interest from major global spirits companies such as Diageo, Pernod Ricard, and Constellation. We believe Kapena's unique infusion approach, early retail traction, and growing brand recognition position it to participate in this broader industry trend as it builds long-term brand value.

By investing today, you join the Kapena voyage and help carry a tradition of aloha worldwide.


KAPENA
TEQUILA
JOIN THE
Voyage

ABOUT

HEADQUARTERS
7260 W. Azure Dr
Las Vegas, NV 89130

WEBSITE
View Site

Kapena Tequila is one of the world's few Li Hing Mui–infused tequilas, Hawaii-sourced ingredients with premium 100% Jalisco Agave Tequila.

TERMS

Kapena Tequila

Overview

PRICE PER SHARE
$1.25

VALUATION
$7M

DEADLINE
May. 1, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
16,000

MAX NUMBER OF SHARES OFFERED
988,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$197,878	$148,641
Cash & Cash Equivalents	$24,160	$14,457
Accounts Receivable	$71,589	$41,264
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$529,992	$401,514
Costs of Goods Sold	$307,686	$242,554

Taxes Paid	$0	$0
Net Income	$0	$7,153

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Loyal customers of Kapena Tequila will receive a 10 % bonus shares.

Time-Based Perks

Early Bird 1:Invest $500+ within the first 3 weeks and receive 5 % bonus shares

Early Bird 2: Invest $1,000+ within the first 3 weeks and receive 8 % bonus shares

Early Bird 3: Invest $5,000+ within the first 3 weeks and receive 10% bonus shares

Early Bird 4: Invest $10,000+ within the first 3 weeks and receive 15% bonus shares

Early Bird 5: Invest $25,000+ within the first 3 weeks and receive 18% bonus shares

Early Bird 6: Invest $50,000+ within the first 3 weeks and receive 20% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 8% bonus shares

Flash Perk 3: Invest $900+ between days 129-136 and receive 6% bonus shares

Flash Perk 4: Invest $900+ between days 66 - 72 and receive 7% bonus shares

Flash Perk 5: Invest $1250+ between days 154-161 and receive 5% bonus shares

Amount-Based Perks

Canoe Paddler : Invest $500+ 5% bonus shares

Outrigger Steersman: Invest $1,000 and receive Kapena Hat (custom-designed, limited release), 8% bonus shares

Island Voyager: Invest $5,000 and receive Kapena Silver Tequila Virtual Tasting Party with Kapena’s founder — share a pour, hear the story, and toast together + 10% bonus shares

Ocean Navigator: Invest $10,000 and receive Kapena ‘Ohana Pack (3 bottles: Li Hing Infused, Hawaiian Chili Infused Reposado, Kapena Silver), access to private new flavor innovation strategy session with founder + 12% bonus shares.

Kapena (Captain): Invest $25,000 and receive Private Kapena Tasting and Sunset Golf Cart Tour experience with the founder and two night stay at a resort hotel** + 15% bonus shares

Master Wayfinder: Invest $50,000 and receive an invite to an Exclusive Kapena Experience: private Kapena canoe beach day, dinner with the founder and two night stay at a resort hotel** + 18% bonus shares

***Travel/airfare to HI not included*

***These perks are designed to enhance the investor experience, connecting them more deeply with the Kapena Tequila brand, while remaining compliant with TTB regulations and other legal constraints related to alcohol sales and distribution.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Kapena Spirits Co. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

02.26.26

Kapena in Japan: Exploring New Horizons

Aloha Kapena 'Ohana!

We have some exciting news to share from across the Pacific. Last week, our CEO, Mike Goto, returned from a high-level scouting mission in Japan to evaluate expansion opportunities for Kapena Tequila.

As we continue to grow our footprint across the U.S., we are always looking toward the next horizon. Japan represents one of the most sophisticated and fast-growing spirits markets in the world, with a deep appreciation for premium, craft products and authentic cultural stories—the very pillars we believe Kapena is built on.

Why Japan?

- Growing Agave Demand: The Japanese market has shown a surging interest in premium 100% Agave Tequila, moving beyond standard pours to high-end, sipping-quality spirits.
- The "Hawaii Connection": There is a long-standing, powerful cultural bond between Hawaii and Japan. As a brand that bridges these two worlds through our unique Li Hing Mui infusions, we believe Kapena is uniquely positioned to resonate with Japanese consumers.
- Strategic Partnerships: Mike spent the week meeting with potential distributors and hospitality partners in Tokyo to lay the groundwork for what could potentially be a major leap in our international distribution strategy.

What's Next?

Mike's visit was incredibly productive, confirming our belief that "Tequila de Aloha" has a waiting audience in Japan. We are currently evaluating the logistics and regulatory pathways to bring our award-winning tequila to the shelves and bars of Tokyo and beyond.

Our mission has always been to share our unique craft with the world, and this trip was an important step in expanding Kapena's international presence.

Mahalo for being part of this voyage!

If you haven't yet joined us as an investor, or if you're looking to increase your stake, now is a fantastic time to get on board as we chart our course for international waters.

Invest here!


DL 7
VN 3029
Tokyo-Haneda Intl
出発予定時刻
10:10 am
搭乗案内中: ZONE 1
ZONE 1
KAPENA
TEQUILA


Takeshita Street


KAPENA
TEQUILA
100% AGAVE SILVER
750ML
40% ALC/VOL




TRENCH




KAPENA
Li Hing Infused Tequila
100% Agave Silver · 750ML
40% ALC/VOL

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.11.26

30 Days Left to Invest in Kapena Tequila

Aloha Investors,

We are officially entering the Red Zone.

As of today, there are **only 30 days remaining** in our StartEngine campaign. The offering is scheduled to close on March 13, 2026.

If you have been "following" this campaign, waiting for the right moment to join us—we hope you are ready to hop on board.

Why Invest Before the Close?

Since launching its current raise, Kapena Tequila has received broader recognition in the premium spirits market and expanded its distribution footprint beyond its original local base. Here is a snapshot of the momentum you are investing in:

1. **Interest from Kevin O'Leary.** Kapena Tequila has received favorable comments from investor Kevin O'Leary regarding the product and the company's business strategy.

"I like that you're approaching tequila the right way — focused on differentiation, price positioning, and scalable distribution." — Kevin O'Leary*

2. **32% Revenue Growth** While some established brands are experiencing slower growth, Kapena continues to gain momentum. Kapena Tequila's distinctive infusions, including Li Hing and Hawaiian Chili, offer a differentiated option within the premium tequila category and appeal to consumers seeking unique flavor profiles**

3. **Strategic Distribution** - Our distributor in Hawaii, Johnson Brothers, recently added Proximo Spirits (Jose Cuervo, 1800, Kraken) to their portfolio.

- Why this matters for us: We believe increased interest in the agave category supports our distributor's broader portfolio. As their sales teams engage key accounts around leading brands, Kapena can be presented as a complementary option, offering a premium, locally inspired tequila with a distinctive point of view

What Will We Do With Your Investment?

We aren't raising money to "find ourselves." We are raising money to fill orders and expand our footprint. The capital from this final 30-day push is designated for:

- **Inventory Expansion:** We need to produce more bottles to support planned sales growth in Hawaii, California, Nevada, and Washington.
- **Sales Velocity:** We believe sales and marketing efforts ensure that once we get on the shelf, we stay on the shelf.
- **Market Expansion** - We believe there is significant opportunity to expand domestically in the US and overseas in select Asia Pacific markets.

In 30 days, this opportunity closes. We are building a bridge between the heritage of Jalisco and the spirit of Aloha, and we want you on this voyage with us.

Invest in Kapena Tequila

Mahalo,

The Kapena Team

P.S. Already an investor? You have 30 days to increase your investment and unlock our higher-tier perks.

*Kevin O'Leary is a paid spokesperson for StartEngine. See his 17(b) disclosure, here. He was not endorsing Kapena Tequila as an investment in that webinar; he was merely expressing his private opinion while interviewing companies funding on StartEngine

** Revenue growth YOY 2023-2024

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.27.26

Industry News: Proximo's Move is a Win for Kapena

Aloha Investors!

We have some exciting industry news to share that potentially impacts **Kapena Tequila's** growth trajectory in our home market of Hawaii.

The News: It was just announced that **Proximo Spirits**—the powerhouse behind massive brands like Jose Cuervo, 1800 Tequila, and Kraken Rum—is moving their distribution to **Johnson Brothers** in key markets, including **Hawaii**.

Why we believe this is Good for **Kapena Tequila**: As you know, Johnson Brothers of Hawaii is already Kapena's trusted distributor. In fact, we recently launched our branded Kapena delivery truck with them!

Here is why we believe Proximo joining the Johnson Brothers portfolio could present significant opportunities for us:

1. **Potential Account Increase:** Johnson Brothers now controls a significant share of the tequila volume in Hawaii**.** While Kapena Tequila doesn't compete directly with brands like Jose Cuervo and 1800, their presence in the Johnson Brothers portfolio will add new accounts that we believe will also purchase premium products relevant in Hawaii like Kapena Tequila
2. **"Rising Tide" Effect:** When a distributor has "must-have" brands in their book, it opens more doors. Sales reps will be visiting key accounts more frequently, creating more opportunities to pitch and place Kapena Tequila alongside these major players.
3. **Category Focus:** With the addition of Proximo, Johnson Brothers is cementing itself as a premier destination for agave spirits in the islands. Kapena sits perfectly in this portfolio as the premium, locally-rooted, authentic choice.

The Takeaway: We are partnered with a winning team. Our distributor's strengthened position could potentially broaden our market opportunities in Hawaii.

We believe we are perfectly positioned to ride this momentum. Join us as we take this exciting voyage!

Invest in Kapena Tequila Today

Mahalo,

The Kapena Tequila Team

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.13.26

Honk if you see us on the H1

Aloha Investors and Kapena ‘Ohana!

If you’re on Oahu, you might notice something new on the road. We are stoked to unveil our newly branded Kapena Tequila delivery truck, launched in partnership with our distributor, Johnson Brothers of Hawaii.


Tequila de Aloha!
KAPENA TEQUILA
KAPENA
KAPENA
KAPENA

Why This is a Big Deal

This isn't just a truck—it is a **rolling billboard** for the Kapena brand.

1. **Major Validation**: Johnson Brothers of Hawaii is a premier distributor serving all the islands. We believe that dedicating a fleet vehicle to Kapena is a huge vote of confidence in our brand's velocity and staying power in the local market.

2. **Island wide Visibility**: From Waikiki to the North Shore, this truck is putting the Kapena name in front of thousands of locals and tourists every single day. It represents our focus in our home market and the "Aloha Spirit" we are delivering to retailers and restaurants across the island.

3. **Scaling Distribution**: We believe that a branded truck means volume. It signifies that demand is growing and that we are moving product at a scale that requires dedicated logistics.

Our Partnership with Johnson Brothers

Johnson Brothers has been a staple in Hawaii since 1988, known for world-class service and a family-owned approach that aligns perfectly with our values. Having them in our corner—and now wearing our colors on their fleet—is a critical piece of our strategy to lock down the Hawaii market while we expand to the mainland.

Fueling the Voyage


KAPENA
TEQUILA
40
MAXON
MAXON

This is exactly the kind of brand visibility and operational growth your investment on StartEngine helps support. We aren't just making great tequila; we believe we are building a household name.

Kapena means "Captain." Today, we are proud to captain our own destiny on the roads of Oahu.

Join the voyage and help us put even more trucks on the road in new markets!

[Invest Here]

Mahalo for your support,

Mike Goto

Founder, Kapena Tequila


KAPENA
TEQUILA
SUPER DUTY
Ford

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.05.26

Mahalo from Kapena Tequila

Happy New Year!

As we turn the calendar to 2026, I wanted to take a moment to personally thank you for an incredible year. Whether you have recently joined us as an investor on StartEngine or have been following our journey from the beginning, your belief in **Kapena Tequila** is the fuel behind our success.

Building on Strong Fundamentals

As we head into the new year, I am proud to share that Kapena is standing on its strongest financial foundation yet:

- **Proven Traction:** We achieved over **$530K in revenue for FY24**, representing a **32%** year-over-year growth from 2023.
- **Healthy Margins**: Our gross margin stands at a robust 42%, a testament to our disciplined approach to production and pricing.
- **Lean Operations**: We've maintained this growth with zero long-term debt, ensuring every dollar we earn or raise is used to build future value.

The Tequila Tide is Rising

The timing for our expansion couldn't be better. The global tequila market is projected to reach nearly $40B by 2030, with the premium and "additive-free" segments leading the charge. As consumers move away from mass-produced spirits toward artisanal, flavor-forward experiences, we believe Kapena sits in a "white space" all its own—specifically with our award winning Li Hing Mui and Hawaiian Chili infusions.

Our Roadmap for 2026

With the funds from our current StartEngine campaign, we are moving swiftly to:

1. Expand Distribution: Scaling beyond our success in Hawai'i and the West Coast into key new U.S. and Asia-Pacific markets.
2. Boost Production: Investing in inventory to keep up with the increasing demand from our retail and hospitality partners.
3. Innovate: Developing new Hawai'i-inspired expressions to continue leading the infused tequila category.
4. Brand Awareness: Strengthening our marketing to make "Tequila de Aloha" a household name.

If you haven't had a chance to visit our campaign page recently, I invite you to take a look at our progress. We are nearing the final stretch of this round, and there is still time to increase your stake or share our story with your network.

[View the Kapena Tequila Campaign on StartEngine]

Here's to a prosperous, adventurous, and aloha-filled 2026!

Mahalo nui,

Mike Goto

Founder, Kapena Tequila

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.31.25

Heading Into 2026

National Visibility and Brand Differentiation

Kapena Tequila aims to continue its equity crowdfunding campaign on StartEngine into 2026 as they gain increased visibility beyond its consumer base and attract attention from voices within both the spirits industry and the broader business community.

Kapena Tequila has received media coverage, including a feature on AP News, which may contribute to growing awareness of its positioning within the premium tequila category.

Kevin O'Leary, a well-known entrepreneur and investor, reportedly commented on Kapena's strategic approach to building the business:

"Sounds very interesting. I like that you're approaching tequila the right way — focused on differentiation, price positioning, and scalable distribution."

Category Context and Brand Approach

Tequila remains an active and competitive spirits category. While many brands rely on celebrity partnerships or short-term trends, Kapena has focused on product quality, cultural inspiration, and disciplined brand development.

The foundation of the portfolio is Kapena Silver, produced from 100% Blue Weber agave grown for eight to ten years in the Highlands of Jalisco, Mexico. The tequila is distilled at NOM 1468, the same distillery behind LALO Tequila, which is recognized for its traditional production methods.

Kapena Silver has received a 93-point rating from the Beverage Tasting Institute, establishing a quality benchmark for the brand and serving as the base for its infused expressions.

Cultural Influence and Product Differentiation

Building on that base, Kapena has introduced infused expressions inspired by Hawaiʻi, incorporating ingredients such as li hing mui and Hawaiian chili pepper. These products are intended to thoughtfully combine traditional tequila craftsmanship with island-inspired flavors, contributing to brand differentiation within a crowded market.

Kapena's approach emphasizes respect for traditional tequila production while incorporating cultural influences in a measured and intentional way.

As the campaign continues, founder Mike Goto remains focused on executing its strategy centered on product quality, differentiation, and disciplined expansion.

Learn more about Kapena's invest opportunity here.

Kevin O'Leary is a paid spokesperson for StartEngine. View the details here: https://www.startengine.com/17b

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.23.25

Holiday Flash Perk Ending Soon

Invest $900 by December 24th and receive 7% bonus shares.

This limited-time flash perk is available for a short window as the campaign moves into its next phase. For those considering an investment, this is an opportunity to acquire additional shares before the holiday flash perk ends.

The Holiday Flash Perk ends December 24.

Explore the Kapena investment opportunity and learn more about our story today.

— The Kapena Tequila Team

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.23.25

A Gift to Yourself: Become an Kapena Tequila Owner

Some gifts are fleeting. But owning part of a growing premium tequila company is something you'll appreciate long after the holidays pass.

Kapena Tequila is a premium spirits brand inspired by Hawai'i, built on craftsmanship, distinctive flavor innovation, and a growing national footprint. An investment in Kapena supports the company's continued growth, including expanding production, distribution, and brand awareness as it scales.

[Explore the Kapena investment opportunity today.]

Mahalo for being part of our 'ohana and helping us share the spirit of Hawai'i — one pour at a time.

— The Kapena Tequila Team

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.18.25

KAPENA TEQUILA'S HOLIDAY FLASH PERK (Limited Time)

Invest $900+ between Thursday, December 18 and Wednesday, December 24 and receive 7% bonus shares.

This holiday season, consider a gift that lasts beyond the moment—ownership in a culturally rooted tequila brand. This limited-time flash perk allows you to potentially increase your stake as Kapena seeks to scale.

As we close out the year, this campaign provides an opportunity to participate in Kapena's next chapter and begin the new year as an owner.

For full details regarding Perks and Bonus Shares, review the "Terms" tab on our campaign page: Invest before December 24 for Holiday Flash Perk

Learn more about Kapena's story here.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

12.17.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Kapena Tequila offering. Here's an excerpt describing the specifics of the change:

Campaign is extending to March 13 2026 and adding two flash perks

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Canoe Paddler

Invest $500+ and receive 5% bonus shares

Select

$1,000

Outrigger Steersman

Invest $1,000 and receive Kapena Hat (custom-designed, limited release), 8% bonus shares

Select

$5,000

Island Voyager

Invest $5,000 and receive Kapena Silver Tequila Virtual Tasting Party with Kapena's founder — share a pour, hear the story, and toast together + 10% bonus shares

Select

$10,000

Ocean Navigator

Invest $10,000 and receive Kapena 'Ohana Pack (3 bottles: Li Hing Infused, Hawaiian Chili Infused Reposado, Kapena Silver), access to private new flavor innovation strategy session with founder + 12% bonus shares.

Select

$25,000

Kapena (Captain)

Invest $25,000 and receive Private Kapena Tasting and Sunset Golf Cart Tour experience with the founder and two night stay at a resort hotel* + 15% bonus shares.

Select

$50,000

Master Wayfinder

Invest $50,000 and receive an invite to an Exclusive Kapena Experience: private Kapena canoe beach day, dinner with the founder and two night stay at a resort hotel* + 18% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SA

Scott Allison
a month ago

Can you tell us the 2025 sales and profit figures, and are you able to ship perks to all 50 states?

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2 0

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MP

Minh Phan
a month ago

Where can I find list of stores and establishments that stock Kapena? Specifically, when be on shelves in California?

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1 0

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DN

Don Nguyen
4 months ago

Did a few research on reviews of various sites. Saw 3.7/5 at https://www.agavematchmaker.com/agave_spirits/6560-kapena-li-hing-infused-tequila. Could you explain why and ways you are working to improve the scores on the tequila?

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

“Kapena means Captain in Hawaiian — a name that represents leadership and discovery. We built Kapena Tequila to carry that spirit forward, blending Mexico’s finest agave with flavors inspired by Hawaiʻi.”

“We’re proud to be one of the world’s first Li Hing Mui–infused tequilas. Salty, sweet, rooted in Hawaii— and already winning awards on the global stage.”

“Kapena has earned medals at spirits competitions including San Francisco and Las Vegas — and orders from retailers and restaurants across Hawaiʻi, California, Nevada, Oregon, and Washington.”

“Kapena is more than tequila. It is bold new Hawaii inspired flavors in a growing category — and traction is building.”

“The tequila market is surging. Premium and infused tequilas are at the forefront— and Kapena is working to lead the charge.”

“This is just the beginning. Join us as an investor — and help us grow Kapena Tequila in Hawaii and worldwide.”

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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